Exhibit 77c

A Special Meeting of the Shareholders of the Capital Appreciation Fund was held on April 12, 2006. The purpose of the Special Meeting was to ask shareholders to consider the approval of an Agreement and Plan of Reorganization providing for the acquisition of all of the assets of the Capital Appreciation Fund by Janus Capital Appreciation Portfolio, a series of Met Investors Series Trust, in exchange for shares of Janus Capital Appreciation Portfolio and the assumption by Janus Capital Appreciation Portfolio of the liabilities of Capital Appreciation Fund. The shareholders of the Capital Appreciation Fund approved the proposal and the results of the votes are as set forth below.

For	13,211,883.774
Against	452,540.761
Abstain	726,638.844
Broker Non-votes	0.000
TOTAL	14,391,063.379




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